Via Facsimile and U.S. Mail
Mail Stop 6010


February 2, 2006

Mr. V.S. Vasudevan
Chief Financial Officer
Dr. Reddy`s Laboratories Limited
7-1-27, Amerpeet
Hyderabad, Andhra Pradesh 500 016
India

      Re:	Dr. Reddy`s Laboratories Limited
		Form 20-F for Fiscal Year Ended March 31, 2005
		File No. 001-15182

Dear Mr. Vasudevan:

	We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2005

General

1. We reference the comment letter issued to you by our Office of Global Security Risk on September 30, 2005 regarding certain business interests and contracts in countries that have been identified as state sponsors of terrorism and note that you have not yet responded to those comments. We request that you respond to the comments issued in that letter under separate cover.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies

Accounting Estimates, page 49

2. We acknowledge your revenue recognition policy as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, namely sales returns, could be defined and improved. Please provide us with the following information in a disclosure-type format:

a).	The effect that could result from using assumptions that are reasonably likely to occur to estimate sales returns other than those upon which your current recorded estimate is based. For example, please provide a range of reasonably likely amounts or another type of sensitivity analysis.

b).	Factors, other than historical trends, that you utilize to
estimate your sales returns accrual, such as levels of inventory in the distribution channels; estimated remaining product shelf life; price changes from competitors and introductions of new or generic competing products.

c).	To the extent that the information you consider in b. is
quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, provide additional information regarding the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

e).	We note your presentation, in Note 22, of the roll-forwards
of
your sales returns allowance for the financial statement periods presented. Please supplement those roll-forwards with the following:

* current provision related to sales made in current period;
* current provision related to sales made in prior periods;
* actual returns or credits in current period related to sales made in current period; and
* actual returns or credits in current period related to sales made in prior periods.

f).	Finally, include information regarding the amount of and
reason
for period to period fluctuations within your statement of operations with respect to your sales returns allowance. Please address the effect that changes in your estimates with respect to your sales returns allowance had on your revenues and operations for the applicable periods.

Revenue Recognition, page 50

3. We note that you recognize amounts related to non-refundable up-front license fees over the development period associated with the underlying agreements, in proportion to the milestones earned under those agreements. Please provide us with additional information that supports this treatment, in particular with respect to the Novartis agreement, as it seems that you do not recognize revenue in correlation with services performed under the license agreements. Please consider and reference the applicable provisions of SAB No. 104, Topic 13A, in your response.
Notes to Consolidated Financial Statements

13. Investment in Affiliates, page F-23

4. Please provide us with your analysis according to the provisions of FIN 46R, particularly paragraph 5, in order to clarify your determination that you do not need to consolidate Kunsham Rotam
Reddy
Pharmaceuticals Co. Ltd.

16. Research and Development Arrangement, page F-26

5. We note that you received an up-front payment of Rs. 985.4 million
($22.5 million U.S.) pursuant to your joint development and commercialization agreement with I-VEN Pharma Capital Limited and that you recognized Rs. 96.2 million ($2.2 million U.S.) of that up-front payment as a credit to research and development expense for the period ended March 31, 2005. Please provide us with additional information, in a disclosure-type format, that supports your accounting treatment related to this up-front payment; in particular the reason you did not defer it and recognize it as revenue over the period you are committed to perform research and development. Please reference the applicable authoritative literature.

23. Other (Expense)/Income, Net, page F-33

6. We note that you recorded the loss of Rs. 58.4 million related to your sale of 51% of your formerly wholly owned interest in Compact Electric Limited in "other income" in the statement of operations for the year ended March 31, 2004. Please provide us with additional information that supports your accounting treatment of presenting the amount outside of operating income/loss and address your consideration of SFAS No. 144, particularly paragraph 45. In addition, please clarify to us what is included in the "other" line item and why it is appropriate to include it outside of operating income/loss. Clarify the reasons for the differences between the presentation of operating income/loss in the annual report to shareholders and the presentation in your Form 20-F.

*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






      You may contact Amy Bruckner, Staff Accountant, at (202)
551-
3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at
(202) 551-3679.


            Sincerely,


								Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Mr. V.S. Vasudevan
Dr. Reddy's Laboratories Limited
February 2, 2006
Page 5